K Wave Media Ltd.
c/o Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

September 25, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Rebekah Reed
Erin Jaskot

RE:	K Wave Media Ltd.
Amendment No. 5 to Registration Statement on Form F-4
Filed September 13, 2024
File No. 333-278221

Dear Ms. Reed and Ms. Jaskot:

On behalf of K Wave Media Ltd. (“K Wave” or the “Company”), we are responding to the oral comment from the staff of the Division of Corporation Finance Office of Trade & Services (the “Staff”) received on September 26, 2024 (the “Comment Letter”) regarding K Wave’s Amendment No. 5 to Registration Statement on Form F-4 filed with the Securities and Exchange Commission (the “SEC”) on September 13, 2024 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting Amendment No. 6 to the Registration Statement on Form F-4 (“Amended Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Staff request the Company to clarify how it was going to include the date that K Enter Holdings, Inc. completed the acquisitions of the controlling equity interests of the Six Korean Entities in the proxy statement that Global Star Acquisition, Inc. will mail to its stockholders in connection with the Special Meeting. The Company has disclosed that the Company shall include the date that K Enter Holdings, Inc. completes the acquisitions of the controlling equity interests of all of the Six Korean Entities in its Form 424B3 Prospectus to be filed with the SEC after this proxy statement/prospectus on Form F-4 is declared effective by the SEC. See the Cover Letter pages 14, 19, 23, 36 and 107  of the Amended Registration Statement.

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

September 25, 2024

Page Two

Please call Daniel Nunn of Nelson Mullins Riley & Scarborough LLP at (904) 665-3601 or James Prestiano of Loeb & Loeb LLP at (212) 407-4831 if you have any questions or if would like additional information with respect to any of the foregoing.

Thank you.

Very truly yours,

/s/ Anthony Ang
Name:	Anthony Ang
Title:	Chairman

Enclosures

cc:	Mr. Tan Chin Hwee Executive Chairman and Interim Chief Executive Officer K Enter Holdings, Inc.